FILED PURSUANT TO RULE 424(B)(3)
                                                     REGISTRATION NO. 333-112623

PROSPECTUS


                             MEDIS TECHNOLOGIES LTD.

                        1,425,000 Shares of Common Stock

                             -----------------------

     This prospectus relates to the offer and sale from time to time of up to 1,425,000 shares of our common stock by the persons described in this prospectus, whom we call the "selling stockholders." We are registering these shares as required by the terms of registration rights agreements between us and the selling stockholders. Such registration does not mean that the selling stockholders will actually offer or sell any of these shares. We will receive no proceeds from the sale of any of these shares if they are sold by the selling stockholders.

     Our common stock is currently traded on The Nasdaq National Market under the symbol "MDTL." The closing price of our common stock on February 4, 2004 was $12.82 per share.

     THIS INVESTMENT INVOLVES RISKS. YOU SHOULD REFER TO THE DISCUSSION OF RISK FACTORS, BEGINNING ON PAGE 3 OF THIS PROSPECTUS.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



                             -----------------------


                                February 13, 2004

                                     SUMMARY

     THE FOLLOWING SUMMARY DOES NOT CONTAIN ALL THE INFORMATION THAT MAY BE IMPORTANT TO YOU IN MAKING A DECISION TO ACQUIRE OUR COMMON STOCK. FOR A MORE COMPLETE UNDERSTANDING OF OUR COMPANY AND OUR COMMON STOCK, YOU SHOULD READ THE ENTIRE PROSPECTUS, INCLUDING THE RISKS DESCRIBED UNDER "RISK FACTORS," AND THE DOCUMENTS INCORPORATED IN THIS PROSPECTUS BY REFERENCE.

                                    OVERVIEW

     Our primary business focus is on the development and commercialization of direct liquid fuel cells and attendant refueling cartridges for use as primary and auxiliary power sources for portable electronic devices which currently use rechargeable or disposable batteries as their power source. These devices include cell phones, digital cameras, personal digital assistants (PDAs), certain military devices and other devices with similar power requirements. Our first fuel cell product is expected to be a power pack, which is a portable auxiliary power source designed to charge the batteries of such devices even while the device is being used.

     We expect that as portable electronic devices become more advanced and offer greater functionality, manufacturers of those devices and consumers who use them will seek significantly increased and longer lasting sources of energy. We believe that our direct liquid fuel cell technology, the key proprietary components of which are our patented fuel, and our electrodes, catalysts for anodes and cathodes and liquid electrolyte, will enable us to meet these demands. We also believe that our fuel cells can be responsive to device manufacturers' demands for reduced size and weight, increased length of operating time and competitive pricing. Additionally, we believe that our fuel cell technologies have advantages over other micro fuel cell technologies currently being developed which use proton exchange membrane technologies, including our fuel cell's greater power relative to size, increased length of operating time, ability to operate without generating excess heat and lower cost to manufacture.

     Another technology that we are seeking to exploit commercially is our inherently conductive polymers (which we formerly called highly conductive polymers), which have a wide and diverse range of commercial uses. Our polymers have electrical properties that can be changed over the full range of conductivity from insulators to metallic conductors and have the non-corrosive properties, flexibility and durability of plastics.

     We also own patents and intellectual property rights to other technologies relating to clean energy that may offer greater efficiencies than conventional energy sources. These proprietary technologies, which we are seeking to develop for commercial exploitation, include the following:

     o Toroidal engine, which uses a rotary motion as contrasted with the up and down motion of pistons in a conventional internal combustion engine. We believe that our toroidal engine offers advantages over a conventional internal combustion engine, including a simple design with fewer moving parts, better mechanical and thermal efficiency and a favorable weight to power ratio and volume to power ratio. We are also planning to develop an efficient and powerful compressor based on the principles of our toroidal engine. We believe the toroidal technology may also be useful for developing an efficient low-end turbine.

     o    Stirling  cycle  system,  which is a  refrigeration  system  using our stirling cycle technologies and a compressor powered by two of our linear reciprocating motors. The stirling cycle is based upon a century-old technique that harnesses energy from the expansion and contraction of a gas forced between separate chambers and our linear reciprocating motor is based on our reciprocating electrical technologies. We believe that our stirling cycle system offers advantages over conventional refrigeration systems, including greater energy efficiency and being more environmentally friendly due to the use of helium as its working gas instead of freon or freon compounds, which are commonly believed to be depleting the earth's ozone layer and contributing to the "greenhouse effect" and global warming.

     o Rankin cycle linear compressor, which, using our linear reciprocating motor together with a conventional compressor, is intended to replace the rotational electric motor now powering conventional compressors for refrigeration and other cooling systems. We believe the resultant linear compressor will be more energy efficient than the most efficient conventional Rankin cycle compressors in use today.

     In addition, we own rights to the CellScan, which is a static cytometer--an instrument for measuring reactions of living cells while the cells are in a static state. A key element of the CellScan is its patented cell carrier which can accommodate up to 10,000 cells in a study. The CellScan can repeatedly and continuously monitor the intensity and polarization of living cells for purposes of cell research, disease diagnostics and determining the optimal chemotherapy to be given to a specific patient.

     We are a Delaware corporation organized in April 1992. Our principal executive offices are located at 805 Third Avenue, New York, New York 10022. Our telephone number is (212) 935-8484. Our website is located at www.medistechnologies.com. The information on our website is not a part of this prospectus. All of our operating and research facilities are located in the State of Israel.

                               RECENT DEVELOPMENTS

     On January 13, 2004, we announced that we had raised in a private offering a total of $12,000,000 through the sale of 1.2 million shares of common stock at a price per share of $10.00. Furthermore, on January 26, 2004, we announced that we had raised in a private offering an additional $2,587,500 through the sale of 225,000 shares of common stock at a price per share of $11.50. The proceeds of the financings will be used for producing and marketing our power pack products and refueling cartridges, as well as for additional working capital.

                                  THE OFFERING

Common stock offered for sale
by the selling stockholders..........................       1,425,000 shares
Common stock to be outstanding
after this offering..................................      26,065,828 shares(1)

---------------
(1) Based upon our issued and outstanding shares of common stock as of February 4, 2004. This number excludes 2,308,208 and 2,920,953 shares of our common stock which are issuable upon exercise of our outstanding warrants and options under our stock option plan, respectively. An additional 77,500 shares are reserved for future grants under our stock option plan.

                                  RISK FACTORS

     YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS, AS WELL AS OTHER INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED IN THIS PROSPECTUS BY REFERENCE, BEFORE YOU DECIDE WHETHER TO PURCHASE SHARES OF OUR COMMON STOCK.

     WE HAVE HAD LIMITED REVENUES SINCE INCEPTION AND NONE FROM 1999 THROUGH 2001, AND WE CANNOT PREDICT WHEN WE WILL ACHIEVE PROFITABILITY.

     We have not been profitable and cannot predict when we will achieve profitability. We have experienced net losses since our inception in April 1992. We, on a consolidated basis with our subsidiaries, have had limited revenues since inception and none from 1999 through 2001. We do not anticipate generating significant revenues until we successfully develop, commercialize and sell products derived from our fuel cell technologies or any of our other technologies, of which we can give no assurance. We are unable to determine when we will generate significant revenues from the sale of any of such products.

     We cannot predict when we will achieve profitability, if ever. Our inability to become profitable may force us to curtail or temporarily discontinue our research and development programs and our day-to-day operations. Furthermore, there can be no assurance that profitability, if achieved, can be sustained on an ongoing basis. As of September 30, 2003, we had an accumulated deficit of approximately $104,990,000.

     WE MAY NEVER COMPLETE THE DEVELOPMENT OF COMMERCIALLY VIABLE FUEL CELLS OR ANY OF OUR OTHER TECHNOLOGIES INTO MARKETABLE PRODUCTS.

     We do not know when or whether we will successfully complete the development of commercially viable fuel cells for any of our target markets, or any of our other technologies. We continue to seek to improve our fuel cell technologies, particularly in the areas of energy density, stability of power output, operating time, reduction of size and weight, use of the product in any orientation, as well as the temperature conditions under which the fuel cells can operate. We also seek to improve the engineering design of our fuel cells and refill cartridges and integrate each fuel cell into a primary or auxiliary power source which can power various portable electronic devices, before we are able to produce a commercially viable product. Additionally, we must complete the production model of the converter used in our power pack to step up voltage. Failure to improve on our fuel cell technologies, including the failure of any of the above, could delay or prevent the successful development of commercially viable fuel cell products for any of our target markets.

     Developing any technology into a marketable product is a risky, time consuming and expensive process. You should anticipate that we will encounter setbacks, discrepancies requiring time consuming and costly redesigns and changes and that there is the possibility of outright failure.

     WE MAY NOT MEET OUR PRODUCT DEVELOPMENT AND COMMERCIALIZATION MILESTONES.

     We have established milestones, based upon our expectations regarding our technologies at that time, which we use to assess our progress toward developing commercially viable fuel cells. These milestones relate to technology and design improvements as well as to dates for achieving development goals. If our products exhibit technical defects or are unable to meet cost or performance goals, including levels and stability of power output, useful life and reliability, our commercialization schedule could be delayed and third parties who are collaborating with us to develop our fuel cell technology, as well as potential purchasers of our initial commercial products, may decline to purchase such products or may opt to pursue alternative technologies.

     Generally, we have made technological advances meeting our milestone schedule with respect to developing commercially viable fuel cells, including the level of power density and longevity of use obtained. We can give no assurance that our commercialization schedule will continue to be met as we further develop our fuel cells and our fuel cell products, or any of our other technologies or products.

     CUSTOMERS WILL BE UNLIKELY TO BUY OUR FUEL CELL PRODUCTS UNLESS WE CAN DEMONSTRATE THAT THEY CAN BE PRODUCED FOR SALE TO CONSUMERS AT ATTRACTIVE PRICES.

     To date, we have focused primarily on research and development of our fuel cell technologies. Consequently, we have no experience in manufacturing fuel cells or fuel cell products on a commercial basis. We may manufacture our fuel cell products through third-party manufacturers. We can offer no assurance that either we or our manufacturing partners will develop efficient, automated, low-cost manufacturing capabilities and processes to meet the quality, price, engineering, design and production standards or production volumes required to successfully mass market our fuel cell products. Even if we or our manufacturing partners are successful in developing such manufacturing capability and processes, we do not know whether we or they will be timely in meeting our product commercialization schedule or the production and delivery requirements of potential customers. A failure to develop such manufacturing processes and capabilities could have a material adverse effect on our business and financial results.

     The price of fuel cells and fuel cell products is dependent largely on material and other manufacturing costs. We are unable to offer any assurance that either we or a manufacturing partner will be able to reduce costs to a level which will allow production of a competitive product or that any product produced using lower cost materials and manufacturing processes will not suffer from a reduction in performance, reliability and longevity. Furthermore, although we have estimated a pricing structure for both our proposed power pack charger and our refueling cartridges, we can give no assurance that these estimates will be correct in light of any manufacturing process we adopt or distribution channels we use.

     A MASS MARKET FOR OUR FUEL CELL PRODUCTS MAY NEVER DEVELOP OR MAY TAKE LONGER TO DEVELOP THAN WE ANTICIPATE.

     A mass market may never develop for our fuel cell products or any of our other technologies, or may develop more slowly than we anticipate. Fuel cells represent a new market, and we do not know whether end-users will want to use them. The development of a mass market for our fuel cell products may be affected by many factors, some of which are out of our control, including:

o    the level to which the technology of our fuel cells has advanced;

o    the emergence of newer, more competitive technologies and products;

o improvements to existing technologies, including existing rechargeable battery technology;

o the future cost of glycerol, ethanol, or any other hydrogen-based fuels or other chemicals used for powering our fuel cells;

o regulations that affect or limit the use of the components in our fuel cells or our fuel cells in general;

o    consumer perceptions of the safety of our products; and

o    consumer reluctance to try a new product.

     If a mass market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred in the development of our products and may never achieve profitability.

     WE WILL BE UNABLE TO MARKET OR SELL OUR FUEL CELL PRODUCTS OR PRODUCTS DERIVED FROM ANY OF OUR OTHER TECHNOLOGIES IF WE ARE UNSUCCESSFUL IN ENTERING INTO ARRANGEMENTS, ALLIANCES, JOINT VENTURES OR LICENSING AGREEMENTS WITH THIRD PARTIES.

     As we do not have nor do we intend to develop our own marketing or wide scale manufacturing infrastructure, our ability to market, manufacture and sell our fuel cell technologies or any of our other technologies is wholly dependent on our entry into manufacturing, sales or distributing arrangements, strategic alliances, joint ventures or licensing agreements with third parties possessing such capabilities. We can offer no assurance that we will be successful in entering into such arrangements, alliances, joint ventures or agreements or that the terms of which will be entirely beneficial to us.

     PROBLEMS OR DELAYS IN OUR COLLABORATION EFFORTS WITH THIRD PARTIES TO DEVELOP OR MARKET OUR FUEL CELL PRODUCTS COULD HURT OUR REPUTATION AND THE REPUTATION OF OUR PRODUCTS.

     We have entered into agreements with third parties who have agreed to assist us in developing or marketing our fuel cell products. We are in discussions with other third parties and may enter into similar agreements with such other parties or others in the future, of which we can give no assurances of success. These collaboration agreements contemplate that these third parties will work with our scientists to test various aspects of, or assist in developing components of, our fuel cells. Such tests or development efforts may encounter problems and delays for a number of reasons, including, without limitation, the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly and the failure to maintain and service any test prototypes properly. Many of these potential problems and delays are beyond our control. In addition, collaborative efforts, by their nature, often create problems due to miscommunications and disparate expectations and priorities among the parties involved and may result in unexpected modifications and delays in developing or marketing our fuel cell technologies. Any such problems or perceived problems with these collaborative efforts could hurt our reputation and the reputation of our products and technologies.

     OUR EFFORTS TO PROTECT OUR INTELLECTUAL PROPERTY MAY NOT OFFER SUFFICIENT PROTECTION, WHICH COULD HINDER OUR GROWTH AND SUCCESS.

     We regard our patents, trade secrets, copyrights and similar intellectual property rights as essential to our growth and success. We rely upon a combination of patent, copyright and trademark laws, trade secret protection, confidentiality and non-disclosure agreements and contractual provisions with employees and with third parties to establish and protect our proprietary rights. We own, directly or indirectly through subsidiaries or companies in which we have an interest, patents for certain technologies and are currently applying for additional patents. We can offer no assurance that we will succeed in receiving patent and other proprietary protection in all markets we enter, or, if successful, that such protection will be sufficient. If we successfully develop and market any or all of our technologies, we expect to face efforts by larger companies and other organizations or authorities to undermine our patents by challenging or copying our intellectual property. Moreover, intellectual property rights are not protected in certain parts of the world. We intend to vigorously defend our intellectual property against any challenges that may arise. However, any infringement action initiated by us may be very costly and require the diversion of substantial funds from our operations and may require management to expend efforts that might otherwise be devoted to our operations.

     CLAIMS BY THIRD PARTIES THAT OUR  TECHNOLOGY  INFRINGES  UPON THEIR PATENTS
MAY,  IF  SUCCESSFUL,   PREVENT  US  FROM  FURTHER  DEVELOPING  OR  SELLING  OUR
TECHNOLOGIES.

     Although we do not believe our business activities infringe upon the rights of others, nor are we aware of any pending or contemplated actions to such effect, we can give no assurance that our business activities will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against us.

     IF WE DO NOT OBTAIN ADDITIONAL FINANCING, WE MAY BE FORCED TO CURTAIL OUR RESEARCH AND DEVELOPMENT EFFORTS.

     Our ability to sustain our research and development program is dependent upon our ability to secure additional funding. As of September 30, 2003, on a pro forma basis to give effect to our January 2004 private offerings, we believe that our cash resources, including monies available to us from our unused credit facility, will be sufficient to support our operating and developmental activities and requirements for the purchase of capital equipment, for approximately the next two and one-quarter years. After such time, or earlier if we decide to increase our spending levels, we may need to raise additional funds through public or private debt or equity financing in order to be competitive, to accelerate our sales and marketing programs, to establish a stronger financial position and to continue our operations. We can offer no assurance that we will be able to secure additional funding, or funding on terms acceptable to us, to meet our financial obligations, if necessary, or that a third party will be willing to make such funds available. Our failure to raise additional funds could require us to delay our research and product development efforts or cause us to default under the repayment terms of our revolving credit facility, if we were to borrow funds under that facility and we are unable to repay such borrowings. Furthermore, our failure to successfully develop or market our fuel cell products or products derived from any of our other technologies may materially adversely affect our ability to raise additional funds. In any event, it is not possible to make any reliable estimate of the funds required to complete the development of our fuel cell technologies or any of our other technologies.

     IF WE WERE TO LOSE OUR TECHNICAL TALENT OR MEMBERS OF SENIOR MANAGEMENT AND COULD NOT FIND APPROPRIATE REPLACEMENTS IN A TIMELY MANNER, OUR BUSINESS COULD BE ADVERSELY AFFECTED.

     Our success depends to a significant extent upon Zvi Rehavi, Gennadi Finkelshtain and the other scientists, engineers and technicians that seek out, recognize and develop our technologies, as well as our highly skilled and experienced management, including Robert K. Lifton, our chief executive officer, and Howard Weingrow, our president. The loss of the services of Messrs. Rehavi and Finkelshtain, of any of our other technical talent or of Messrs. Lifton and Weingrow could have a material adverse effect on our ability to develop our fuel cell technologies into commercial products or any of our other technologies into commercial products. We possess key-person life insurance of $245,000 on Mr. Rehavi and $3,000,000 on Mr. Finkelshtain. Although to date we have been successful in recruiting and retaining executive, managerial and technical personnel, we can offer no assurance that we will continue to attract and retain the qualified personnel needed for our business. The failure to attract or retain qualified personnel could have a material adverse effect on our business.

     THERE MAY BE ADVERSE EFFECTS ON OUR EARNINGS AND OUR STOCK PRICE DUE TO THE LARGE AMOUNT OF INTANGIBLE ASSETS AND GOODWILL ON OUR CONSOLIDATED BALANCE SHEET.

     At September 30, 2003, our consolidated balance sheet showed approximately $59,137,000 of goodwill and intangible assets, with estimated useful lives of intangible assets of five years. Commencing January 1, 2002, in accordance with the recently-enacted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets," such goodwill is no longer being charged ratably to expense but is subject to at least an annual assessment for impairment. Our adoption of SFAS 142 has resulted in the discontinuation as of January 1, 2002 of amortization of the remaining goodwill balance of approximately $58,205,000, which resulted in a reduction in operating expenses of approximately $18,500,000 for the year ended December 31, 2002. We continue to amortize the remaining unamortized balance of our intangible assets, which was approximately $932,000 at September 30, 2003.

     RISKS ASSOCIATED WITH CONDUCTING OPERATIONS IN ISRAEL COULD MATERIALLY ADVERSELY AFFECT OUR ABILITY TO COMPLETE THE DEVELOPMENT OF OUR FUEL CELL TECHNOLOGY OR ANY OF OUR OTHER TECHNOLOGIES.

     Our research and development facilities, our pilot manufacturing facility for our inherently conductive polymers, as well as some of our executive offices and back-office functions, are located in the State of Israel. We are, therefore, directly affected by the political, economic and military conditions in Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and any other country, whether due to the Israeli-Palestinian conflict or America's war against terrorism, among others, could have a material adverse effect on our ability to complete the development of any of our technologies or our ability to supply our technology to development partners, customers or vendors. Furthermore, any interruption or curtailment of trade between Israel and any other country in which we have strategic relationships could similarly adversely affect such relationships. In addition, all male adult permanent residents of Israel under the age of 54, unless exempt, are obligated to perform up to 36 days of military reserve duty annually and are subject to being called to active duty at any time under emergency circumstances. Some of our employees are currently obligated to perform annual reserve duty. We are unable to assess what impact, if any, these factors may have upon our future operations.

     In addition, historically, Israel has suffered from high inflation and the devaluation of its currency, the New Israeli Shekel, or NIS, compared to the U.S. dollar. Future inflation or further devaluations of the NIS may have a negative impact on our NIS-based obligations over time upon substantial price increases caused by inflation.

     IT MAY BE DIFFICULT TO SERVE PROCESS ON OR ENFORCE A JUDGMENT AGAINST OUR ISRAELI OFFICERS AND DIRECTORS, MAKING IT DIFFICULT TO BRING A SUCCESSFUL LAWSUIT AGAINST US, OR OUR OFFICERS AND DIRECTORS, INDIVIDUALLY OR IN THE AGGREGATE.

     Service of process upon our directors and officers, many of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, any judgment obtained in the United States against us may not be collectible within the United States to the extent our assets are located outside the United States. This could limit the ability of our stockholders to sue us based upon an alleged breach of duty or other cause of action. We have been informed by our Israeli legal counsel that there is doubt as to the enforceability of civil liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 in original actions instituted in Israel. However, subject to limitation, Israeli courts may enforce United States final executory judgments for liquidated amounts in civil matters, obtained after a trial before a court of competent jurisdiction, according to the rules of private international law currently prevailing in Israel, which enforce similar Israeli judgments, provided that:

o due service of process has been effected and the defendant was given a reasonable opportunity to defend;

o the obligation imposed by the judgment is executionable according to the laws relating to the enforceability of judgments in Israel, such judgment is not contrary to public policy, security or sovereignty of the State of Israel and such judgment is executionable in the state in which it was given;

o such judgments were not obtained by fraud and do not conflict with any other valid judgments in the same manner between the same parties; and

o an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

     Foreign judgments enforced by Israeli courts generally will be payable in Israeli currency, which can then be converted into United States dollars and transferred out of Israel. The judgment debtor may also pay in dollars. Judgment creditors must bear the risk of unfavorable exchange rates.

     WE INTEND TO RETAIN ALL OF OUR FUTURE EARNINGS, IF ANY, FOR USE IN OUR BUSINESS OPERATIONS AND DO NOT EXPECT TO PAY DIVIDENDS TO OUR STOCKHOLDERS.

     We have not paid any dividends on our common stock to date and do not anticipate declaring any dividends in the foreseeable future. Our board presently intends to retain all earnings, if any, for use in our business operations.

     WE CURRENTLY FACE AND WILL CONTINUE TO FACE SIGNIFICANT COMPETITION.

     Our fuel cells face and will continue to face significant competition. A large number of corporations, national laboratories and universities in the United States, Canada, Europe, Japan and elsewhere are actively engaged in the development and manufacture of power sources, including batteries and fuel cells, both for portable electronic devices and other uses. Each of these competitors has the potential to capture market share in various markets, which would have a material adverse effect on our position in the industry and our financial results.

     We expect competition to intensify greatly as the need for new energy alternatives becomes more apparent and continues to increase. Some of our competitors are well established and have substantially greater managerial, technical, financial, marketing and product development resources. Additionally, companies, both large and small, are entering the markets in which we compete. There can also be no assurance that current and future competitors will not be more successful in the markets in which we compete than we have been, or will be in the future. There can be no assurance that we will be successful in such a competitive environment.

     WE EXPECT TO BE DEPENDENT ON THIRD PARTY SUPPLIERS FOR THE SUPPLY OF KEY MATERIALS AND COMPONENTS FOR OUR PRODUCTS.

     If and when either we or our manufacturing, strategic alliance or joint venture partners commence production of our fuel cells or fuel cell products, of which there can be no assurance, we expect to rely upon third party suppliers to provide requisite materials and components. A supplier's failure to supply materials or components in a timely manner, or to supply materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, could harm our ability to manufacture our fuel cells. We or our manufacturing, strategic alliance or joint venture partners may be unable to obtain comparable materials or components from alternative suppliers, and that could adversely affect our ability to produce viable fuel cells or significantly raise the cost of producing fuel cells or fuel cell products.

     In addition, platinum is a component of our fuel cells. Platinum is a scarce natural resource and we are dependent upon a sufficient supply of this commodity. While we do not anticipate significant near or long-term shortages in the supply of platinum, such shortages could adversely affect our ability to produce commercially viable fuel cells or significantly raise our cost of producing fuel cells.



                           FORWARD LOOKING STATEMENTS

     Because we want to provide you with meaningful and useful information, this prospectus and the documents this prospectus incorporates by reference contains certain forward-looking statements that reflect our current expectations regarding our future results of operations, performance and achievements. We have tried, wherever possible, to identify these forward-looking statements by using words such as "anticipate," "believe," "estimate," "expect," "plan," "intend" and similar expressions. These statements reflect our current beliefs and are based on information currently available to us. Accordingly, these statements are subject to certain risks, uncertainties and contingencies, including the factors set forth under "Risk Factors," which could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, any of these statements. You should not place undue reliance on any forward-looking statements. Except as otherwise required by federal securities laws, we undertake no obligation to release publicly the results of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this prospectus or any document incorporated in this prospectus by reference or to reflect the occurrence of unanticipated events.

                              SELLING STOCKHOLDERS

     This prospectus relates to our registration, for the account of the selling stockholders indicated below, of an aggregate of 1,425,000 shares of our common stock.

     We believe, based on information supplied by the following persons, that the persons named in this table have sole voting and investment power with respect to all shares of common stock which they beneficially own. The last column of this table assumes the sale of all of our shares offered by this prospectus.

                                                                                                 SHARES BENEFICIALLY
                                                                            COMMON STOCK         OWNED AFTER OFFERING
                                                   NUMBER OF SHARES      OFFERED BY SELLING
         NAME OF SELLING STOCKHOLDER              BENEFICIALLY OWNED        STOCKHOLDER          NUMBER       PERCENT

SHERLEIGH ASSOCIATES PROFIT SHARING PLAN               506,783                200,000            306,783       1.18%
SLS OFFSHORE FUND LTD.                                 359,000                359,000            --            --
SLS INVESTORS LP                                       141,000                141,000            --            --
ATLAS CAPITAL (Q.P.), L.P.                             93,720                 93,720             --            --
ATLAS CAPITAL MASTER FUND, L.P.                        236,280                236,280            --            --
GRYPHON MASTER FUND, LP                                150,000                150,000            --            --
SANDLER TECHNOLOGY PARTNERS, L.P.                      30,000                 20,000             10,000        *
MLIIF NEW ENERGY FUND                                  78,300                 23,000             55,300        *
ML NEW ENERGY TECHNOLOGY FUND                          286,071                180,000           106,071        *
ML NATURAL RESOURCES HEDGE FUND                        22,000                 22,000            --             --

-------------
*    Less than 1%.

     The shares of common stock that were issued to the selling stockholders are being registered in this offering pursuant to registration rights granted to such stockholders. We have agreed to pay all expenses and costs and comply with our obligation to register the selling stockholders' shares of common stock. We have also agreed to indemnify and hold harmless the selling stockholders against certain losses, claims, damages or liabilities, joint or several, arising under the Securities Act of 1933, as amended.



                              PLAN OF DISTRIBUTION

     We are registering the shares on behalf of the selling stockholders, as well as on behalf of their donees, pledgees, transferees or other successors-in-interest, if any, who may sell shares received as gifts, pledges, partnership distributions or other non-sale related transfers. All costs, expenses and fees in connection with the registration of the shares offered hereby will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of the shares will be borne by the selling stockholders.

     Sales of the shares may be effected by the selling stockholders from time to time in one or more types of transactions (which may include block transactions) on The Nasdaq Stock Market, in the over-the-counter market, in negotiated transactions, through put or call option transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at fixed prices, market prices prevailing at the time of sale, prices related to market prices, varying prices determined at the time of sale or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of the shares by the selling stockholders.

     The selling stockholders may effect such transactions by selling the shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of the shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     The selling stockholders and any broker-dealers that act in connection with the sale of the shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

     Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales in the market.

     The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

     Sales of any shares of common stock by the selling stockholders may depress the price of the common stock in any market that may develop for the common stock.

     If we are notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of the shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will, if required, file a supplement to this prospectus or a post-effective amendment to the registration statement of which this prospectus is a part under the Securities Act, disclosing:

     o the name of each such selling stockholder and of the participating broker-dealer(s);

     o    the number of shares involved;

     o    the price at which such shares were sold;

     o the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

     o    that such broker-dealer(s) did not conduct any investigation to verify
          the   information  set  out  or  incorporated  by  reference  in  this prospectus; and

     o    other facts material to the transaction.

     We  will  not  receive  any  of  the  proceeds   received  by  the  selling
stockholders in connection with any of their sales of our common stock.

                                  LEGAL MATTERS

     The validity of the shares of our common stock covered by this prospectus has been passed upon for us by Sonnenschein Nath & Rosenthal LLP, New York, New York.

                                     EXPERTS

     The consolidated financial statements of Medis Technologies Ltd. appearing in our Annual Report (Form 10-K) for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Medis Technologies Ltd. as of December 31, 2001 and 2000 and for the years then ended incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants. However, after reasonable efforts, we have been unable to obtain the written consent of Arthur Andersen with respect to the incorporation by reference of such financial statements. Therefore, we have dispensed with the requirement to file as an exhibit to the registration statement of which this prospectus forms a part the written consent of Arthur Andersen in reliance upon Rule 437a of the Securities Act of 1933. As a result, you may not be able to recover damages from Arthur Andersen under Section 11 of the Securities Act of 1933 for any untrue statements of material fact or any omissions to state a material fact, if any, contained in our aforementioned financial statements.

                              AVAILABLE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement under the Securities Act for the registration of the common stock offered by this prospectus. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted as permitted by the rules and regulations of the SEC. For further information with respect to our company and the common stock offered hereby, you should refer to the registration statement. Statements contained in this prospectus as to the contents of any contracts or other document referred to herein are not necessarily complete and, where such contract or other document is an exhibit to the registration statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made.

     The registration statement can be inspected and copied at prescribed rates at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the registration statement is publicly available through the SEC's site on the Internet, located at: http://www.sec.gov.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. The documents we are incorporating by reference are as follows:

     o    our Annual Report on Form 10-K for the year ended December 31, 2002;

     o our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003;

     o    our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003;

     o our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

     o our Current Report on Form 8-K dated January 13, 2004, filed with the SEC on January 13, 2004;

     o our Current Report on Form 8-K dated January 26, 2004, filed with the SEC on January 27, 2004;

     o the definitive proxy statement relating to our 2003 Annual Meeting of Stockholders dated April 30, 2003; and

     o the description of our common stock contained in our registration statement on Form 8-A, including any amendments or reports filed for the purpose of updating that description.

     This prospectus also incorporates by reference any future filings that we make with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (except for information furnished to the SEC that is not deemed to be "filed" for purposes of the Exchange Act) on or subsequent to the date of this prospectus until all the common stock being offered by this prospectus are sold or until the offering of the common stock is otherwise terminated. "Incorporation by reference" means that we are disclosing important information to you by referring to those documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus is considered to be a part of this prospectus and information that we file with the SEC on or after the date of this prospectus will automatically supplement, update or supercede previously filed information.

     We will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents which we incorporate by reference in this prospectus (not including exhibits to such documents unless such exhibits are specifically incorporated by reference to such documents). Requests should be directed to:
Medis Technologies Ltd., 805 Third Avenue, New York, New York 10022; (212) 935-8484.

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                             MEDIS TECHNOLOGIES LTD.












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No dealer,  salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell
only  the  shares  offered  hereby,   but  only  under   circumstances   and  in
jurisdictions where it is lawful to do so.

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